As filed with the Securities and Exchange Commission on June 28, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION
14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

SCHUFF INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

SCHUFF ACQUISITION CORP.
DAVID A. SCHUFF
SCOTT A. SCHUFF
SCHUFF FAMILY TRUST
SCOTT A. SCHUFF FAMILY TRUST
SCOTT A. SCHUFF IRREVOCABLE TRUST
SCHUFF IRREVOCABLE TRUST
19TH AVENUE/BUCHANAN LIMITED PARTNERSHIP

(Names of Filing Persons, each an offeror))

Common Stock, par value $.001 per share
(Title of Class of Securities)

808156103
(CUSIP Number of Class of Securities)

Scott A. Schuff
President
Schuff Acquisition Corp.
1841 West Buchanan Street
Phoenix, Arizona 85007
(602) 452-4497
(name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Robert S. Kant, Esq.
Scott K. Weiss, Esq.
Greenberg Traurig, LLP
2375 E. Camelback Road, Suite 700
Phoenix, Arizona 85016
(602) 445-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,694,121	$595

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,040,922 shares of common stock, par value $.001 per share, at the increased tender offer price of $2.30 per share in cash.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $595

Filing Party: Schuff Acquisition Corp.

Form or Registration No.: Schedule TO (Amendment No. 2)

Date Filed: May 14, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 6 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO is being filed by Schuff Acquisition Corp., an Arizona corporation (“SAC”) to be wholly owned by David A. Schuff, Scott A. Schuff, and their affiliates named herein and amends and supplements (a) the Tender Offer Statement initially filed with the Securities and Exchange Commission (“SEC”) on April 30, 2004 (“Initial Schedule TO”) and as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on May 10, 2004, Amendment No. 2 to Schedule TO and Schedule 13E-3 Transaction Statement filed with the SEC on May 14, 2004 (the “Second Amended Schedule TO”), Amendment No. 3 to Schedule TO and Schedule 13E-3 Transaction Statement filed with the SEC on May 20, 2004, Amendment No. 4 to Schedule TO and Schedule 13E-3 Transaction Statement filed with the SEC on June 1, 2004, and Amendment No. 5 to Schedule TO and Schedule 13E-3 Transaction Statement filed with the SEC on June 14, 2004; and (b) the Schedule 13E-3 Transaction Statement filed under cover of Schedule TO initially filed with the SEC on May 11, 2004 and as amended and supplemented by Amendment No. 1 to the Schedule 13E-3 Transaction Statement filed under cover of Schedule TO filed with the SEC on May 11, 2004. Unless the context otherwise requires, all references to SAC mean SAC, David A. Schuff, Scott A. Schuff, the Schuff Family Trust, the Scott A. Schuff Family Trust, the Scott A. Schuff Irrevocable Trust, the Schuff Irrevocable Trust, and 19th Avenue/Buchanan Limited Partnership, an Arizona limited partnership. This Schedule TO relates to the Offer by SAC to purchase all of the outstanding shares of the common stock, par value $0.001 per share (the “Shares”), of Schuff International, Inc., a Delaware corporation, at an amended purchase price of $2.30 per share, net to the seller in cash. The offer is set forth in the Supplement to the Offer to Purchase dated May 14, 2004 (the “Supplement”), a copy of which is attached as Exhibit (a)(1)(I) to the Second Amended Schedule TO, the Offer to Purchase dated April 30, 2004 (the “Offer to Purchase”), as amended, and in the related revised Letter of Transmittal attached as Exhibit (a)(1)(J) to the Second Amended Schedule TO, (which, together with the Supplement and Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the Offer). Copies of the Offer to Purchase and the original Letter of Transmittal were attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Initial Schedule TO.

     The information in the Offer to Purchase, including all schedules and exhibits thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, except as otherwise set forth below.

SUMMARY TERM SHEET

     The section entitled “Summary Term Sheet – Questions and Answers About the Tender Offer – Who Can I Talk to If I Have Questions About the Tender Offer?” is amended and restated to read as follows:

     “Who Can I Talk to If I Have Questions About the Tender Offer?

If you have questions or you need assistance you should contact Georgeson Shareholder Communications, Inc., the Information Agent for the Offer, at the following address and telephone number: 17 State Street, New York, New York 10004; toll free (800) 248-7690. Banks, brokers, and nominee holders may call (212) 440-9800.”

IMPORTANT

     The first sentence of the fourth paragraph of the section entitled “Important” is amended and restated to read as follows:

     “Questions and requests for assistance may be directed to Georgeson Shareholder Communications, Inc., as Information Agent for this Offer, at its address and telephone number set forth on the back cover of this Offer to Purchase.”

INTRODUCTION

     The last sentence of the second paragraph of the section entitled “Introduction” is amended and restated to read as follows:

“SAC will pay all charges and expenses of Computershare Trust Company, Inc., as depositary (the “Depositary”), and Georgeson Shareholder Communications, Inc. (the “Information Agent”), incurred in connection with the Offer.”

SPECIAL FACTORS

     The following is hereby added as the last paragraph of the section entitled “Special Factors – Background of the Offer”:

     “On Friday June 18, 2004, Scott A. Schuff and David A. Schuff, in their individual and fiduciary capacities as trustees for various stockholder trusts, through their respective counsel, requested the special committee to consider whether the special committee would continue to recommend acceptance of the Offer if SAC amended the Offer to eliminate the requirement that at least a majority of the outstanding Schuff International shares, excluding shares beneficially owned by SAC and the executive officers and directors Schuff International be tendered in the Offer before SAC purchased any Shares (the “Majority of the Minority Condition”). On Monday June 21, 2004, Scott A. Schuff, David A. Schuff, Michael R. Hill, Chief Financial Officer of Schuff International, and Scott D. Sherman, Vice President/General Counsel of Schuff International held a telephonic conference call at which counsel for SAC and the special committee participated. The parties discussed various alternatives to the proposal, all of which involved the elimination of the Majority of the Minority Condition so that SAC could purchase the Shares that had been tendered to date. On Wednesday June 23, 2004, following a special committee meeting held to consider the proposal, and through their respective counsel, the special committee informed SAC that it would not continue to recommend the Offer or the Merger if SAC amended the Offer or the Merger to eliminate the Majority of the Minority Condition.

THE TENDER OFFER

15. Fees and Expenses

     The second paragraph of the section entitled “The Tender Offer – Fees and Expenses” is amended and restated to read as follows:

     “SAC has appointed Georgeson Shareholder Communications, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph, and personal interviews and may request brokers, dealers, and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent may receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and SAC will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.”

     The last paragraph of and fee table included in the section entitled “The Tender Offer – Fees and Expenses” is amended and restated to read as follows:

     “The following is an estimate of the fees and expenses to be incurred by SAC:

Type of Fee	Amount
Filing Fees	$886
Legal Fees and Expenses	75,000
Depositary Fees	10,000
Information Agent Fees.	15,000
Printing and Mailing	8,000
Miscellaneous	2,114

Total	$111,000

BACK COVER PAGE

     The last sentence on the back cover page of the Offer to Purchase is amended and restated to read as follows:

The Information Agent for the Offer is:

Georgeson Shareholder Communications, Inc.
17 State Street
New York, New York 10004

or

CALL TOLL FREE: (800) 248-7690

Banks, brokers, and nominee holders may call
(212) 440-9800

Item 11. Additional Information.

On June 24, 2004, SAC announced that it was further extending the Expiration Date of the Offer to 5:00 p.m., Denver Time, on Thursday, July 29, 2004, unless the Offer is extended. The Offer, as extended, was set to expire at 5:00 p.m., Denver Time, on Thursday, June 24, 2004. According to the Depositary in connection with the Offer, as of June 24, 2004, holders of 845,532 Shares have tendered their Shares pursuant to the Offer.

The text of the Press Release announcing the extension of the expiration date of the Offer is attached hereto as Exhibit (a)(1)(P).

Item 12. Exhibits.

(a)(1)(P)	Press Release issued by Schuff Acquisition Corp. dated June 24, 2004.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SCHUFF ACQUISITION CORP.
By:	/s/ Scott A. Schuff
	Name:	Scott A. Schuff
	Title:	President
Date: June 25, 2004

EXHIBIT INDEX

ITEM 12. Exhibits.

(a)(1)(P)	Press Release issued by Schuff Acquisition Corp. dated June 24, 2004.